SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ADVANCED BIOENERGY, LLC
(Name of Issuer)

Membership Units
(Title of Class of Securities)

Not applicable.
(CUSIP Number)

Steven M. Peck, Esq. Weil, Gotshal & Manges LLP 100 Federal Street, 34th FloorBoston, Massachusetts 02110 (617) 772-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.		NAME OF REPORTING PERSONS Hawkeye Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to the Reporting Person on August 28, 2009 in connection with its investment in the Issuer.

1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to Hawkeye Energy Holdings, LLC on August 28, 2009 in connection with its investment in the Issuer.

1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER*-0-
	8.	SHARED VOTING POWER* 2,200,000
	9.	SOLE DISPOSITIVE POWER*-0-
	10.	SHARED DISPOSITIVE POWER* 2,200,000
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,200,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)† 14.8%
14.		TYPE OF REPORTING PERSON OO

*See Item 5.

† Based on 12,651,962 units of membership interest outstanding as of August 12, 2009, as reported by Advanced BioEnergy, LLC (“Issuer”) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, plus 2,200,000 units issued to Hawkeye Energy Holdings, LLC on August 28, 2009 in connection with its investment in the Issuer.

CUSIP Number: N/A

Item 1. Security and Issuer.

This First Amendment to the Statement on Schedule 13D (“Amendment 1”) constitutes the first amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2009 (the “Schedule 13D”). This Amendment 1 is being filed jointly on behalf of the Reporting Persons (as defined in Item 2 of the Schedule 13D) with respect to the units of membership interest (“Units”) of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Issuer”). The Issuer’s principal executive offices are located at 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305.

Except as specifically amended by this Amendment 1, the Schedule 13D remains in full force and effect. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

Hawkeye submitted a subscription agreement for an additional 1,133,333 Units of the Issuer (for the price $1,699,999.50) pursuant to that certain Subscription Agreement between Hawkeye and the Issuer, dated as of September 17, 2009 (the “Second Subscription Agreement”) and that certain Amendment to the Side Letter, from the Issuer (the “Side Letter Amendment”).  The description of the Second Subscription Agreement and Side Letter Amendment in this Schedule 13D, as amended by Amendment 1, does not purport to be complete, and is qualified in its entirety by reference to such agreements. The funds used by Hawkeye to pay such subscription amounts were obtained from working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

CUSIP Number: N/A

The Second Subscription Agreement and the Side Letter Amendment did or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer, a change to the present Issuer board of directors or a change to the present capitalization and dividend policy of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by the addition of the following:

(a)-(b)

As described in Item 3 above Hawkeye has submitted a Second Subscription Agreement for 1,133,333 Units of the Issuer, which would bring the Reporting Persons’ total beneficial ownership of Units to 3,333,333 Units. The determination of whether any or all of the Units covered by the Second Subscription Agreement will be acquired is dependent upon a decision made by the Issuer, and therefore the Reporting Persons disclaim beneficial ownership of the additional 1,133,333 Units at this time.

(c)

Hawkeye has submitted the Second Subscription Agreement for an aggregate of 1,133,333 Units of the Issuer which is dated September 17, 2009. The responses to Items 3 and 4 of this Schedule 13D, as amended by Amendment 1, are incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

On September 17, 2009, the Issuer and Hawkeye entered into the Second Subscription Agreement and Side Letter Amendment, each attached as Exhibits 5 and 6 hereto, providing for the subscription by Hawkeye for 1,133,333 Units at a price of $1.50 per Unit for an aggregate purchase price of $1,699,999.50. The Side Letter Amendment extended certain rights of Hawkeye initially granted pursuant to the Side Letter to the additional 1,133,333 Units subscribed for pursuant to the Second Subscription Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

CUSIP Number: N/A

EXHIBIT 5

Subscription Agreement, by and between the Issuer and Hawkeye, dated as of September 17, 2009.

EXHIBIT 6

Amendment to Side Letter to Subscription Agreement, by the Issuer in favor of Hawkeye, dated as of September 17, 2009.

CUSIP Number: N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 2009

HAWKEYE ENERGY HOLDINGS, LLC

By:	/s/ Timothy Callahan
Name:	Timothy Callahan
Title:	Chief Financial Officer

THOMAS H. LEE ADVISORS, LLC

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Authorized Signatory

THL EQUITY ADVISORS VI, LLC

By: THOMAS H. LEE PARTNERS, L.P.

its general partner

By:	THOMAS H. LEE ADVISORS, LLC

its general partner

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Authorized Signatory

[Signature Page to 13D/A]